UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-3523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.
EMPLOYEES’ 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTAR ENERGY, INC.
818 South Kansas Avenue
Topeka, Kansas 66612

Westar Energy, Inc. Employees’401(k)
Savings Plan
Employer ID No: 48-0290150
Plan Number: 004
Financial Statements as of December 31, 2016
and 2015, and for the Year Ended December 31, 2016,
Supplemental Schedules as of December 31, 2016, and
Report of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Investments and Benefits Committee
of the Westar Energy, Inc. Employees’ 401(k) Savings Plans
Topeka, Kansas

We have audited the accompanying statements of net assets available for benefits of the Westar Energy, Inc. Employees’ 401(k) Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 29, 2017

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:

Participant-directed investments:
Investments at fair value:
Mutual Funds	$459,409,894	$445,741,009
Vanguard Retirement Savings Trust III Fund	63,989,166	63,003,176
Westar Energy Common Stock Fund	34,338,121	32,439,081

Total Investments	557,737,181	541,183,266

Receivables:
Notes receivable from participants	8,932,749	9,485,507
Dividends receivable	233,439	278,081

Total Receivables	9,166,188	9,763,588

Total Assets	566,903,369	550,946,854

NET ASSETS AVAILABLE FOR BENEFITS	$566,903,369	$550,946,854

See notes to the financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS:
Contributions:
Participant contributions	$20,858,632
Rollover contributions	1,191,990
Employer matching contributions	8,048,667

Total Contributions	30,099,289

Investment income:
Net appreciation in fair value of investments	36,067,422
Interest income	1,212,879
Dividend income	14,811,106

Net Investment Income	52,091,407

Interest income on notes receivable from participants	399,050

Total Additions	82,589,746

DEDUCTIONS:
Benefits paid to participants	66,247,465
Administrative expenses	385,766

Total Deductions	66,633,231

INCREASE IN NET ASSETS	15,956,515

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	550,946,854

End of Year	$566,903,369

See notes to the financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN
The following description of the Westar Energy, Inc. (the “Company”) Employees’ 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General – The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Chief Executive Officer of the Company appoints an Investment and Benefits Committee consisting of at least three members to control and manage the operation and administration of the Plan on behalf of the Company. Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan. The Plan excludes certain part-time and temporary employees including rescue personnel, interns, temporary employees, leased employees and reclassified employees.
The Plan automatically enrolls new, eligible union and non-union employees. Each employee who becomes an eligible employee with respect to the Plan shall be given written notice as soon as practicable that, unless he or she makes a contrary affirmative election, such employee shall automatically start making a pre-tax elective deferral equal to six percent of compensation paid as defined under the Plan. An automatic deferral made under this provision shall be invested in the Plan’s default fund, which is the applicable Vanguard Target Retirement Fund, unless the participant makes a different investment election.
Contributions – Contributions to the Plan include (i) salary reduction (“pre-tax”) contributions authorized by participants, (ii) Roth (“after-tax”) elective deferrals, (iii) matching contributions made by the Company; and (iv) participant rollovers from another plan.
Participants may elect to contribute a percentage of eligible earnings to the Plan each year, subject to the limitations, as defined in the plan document. Pre-tax contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 75 percent by the Company.
The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal. The Plan does not allow additional contribution, transfer, or rollover of monies into the Company stock fund if the value of the participant’s investment in the Company stock fund equals or exceeds 15 percent of the participant’s account.
Participant Accounts – A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants may direct the investment of their contributions, the Company matching contributions, and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 21 mutual funds (including 12 target-date retirement funds), a common/collective trust fund and a Company stock fund as investment options for participants.
Vesting – Participants are vested immediately in both, their contributions and Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participant Loans – Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.
Payment of Benefits – Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute for a period of six months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Included in investments at December 31, 2016 and 2015, are shares of the sponsor’s common stock amounting to $34.3 million and $32.4 million, respectively. This investment represents 6.06% and 5.99% of total investments at December 31, 2016 and 2015, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Vanguard Retirement Savings Trust III (VRST III Trust) provides for the collective investment of assets of tax-exempt pension and profit sharing plans. The Plan has no unfunded commitments to the VRST III Trust, which allows for daily transactions and requires no notice period regarding redemptions. The VRST III Trust invests solely in the Vanguard Retirement Savings Trust Master Trust (VRST Master Trust). The VRST Master Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The expectation is that each unit of the VRST Master Trust will maintain a constant net asset value of $1, but there is no assurance that this will be the case. The VRST Master Trust invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. Participants may ordinarily direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the VRST III Trust, plus interest accrued at the contract rate, less withdrawals.

The existence of certain conditions can limit the VRST Master Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST Master Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST Master Trust or a unit holder, tax disqualification of the VRST Master Trust or unit holder, and certain VRST Master Trust amendments if issuers’ consent is not obtained. In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. Plan management believes that the occurrence of events that would cause the VRST Master Trust to transact at less than contract value is not probable.

Unit Values – Individual participant accounts invested in the Company common stock fund and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Company Common Stock Fund – Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (IRC) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the “ESOP”. The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $173,132 in 2016.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses – The Company, as plan administrator, shall determine whether a particular plan expense is a settlor expense which the Company must pay, or is a reasonable non-settlor expense incident to the operation and administration of the Plan which may be paid by the Plan. These expenses may include, but are not limited to, the compensation of personnel and advisors and the cost of compliance with the bonding requirements specified in ERISA. The Company, at its discretion, may elect at any time, to pay part or all of these non-settlor expenses directly but would have no continuing obligation to do so.
A quarterly administration fee was charged to each participant. This fee covers Vanguard Fiduciary Trust Company’s charge for operating the plan, including, among other things, expenses involving their call center and recordkeeping and is reflected as an administrative expense in the accompanying statement of changes in net assets available for benefits.
Other administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, hardship withdrawal fees, and investment advisory fees for the Vanguard Managed Account program, which were paid by the participants utilizing those services. These charges are also reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.
The total administrative fees and expenses were $385,766 and $365,328 for the years ended 2016 and 2015, respectively.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. It also allows the measurement of certain investments that do not have a readily determinable fair value at Net Asset Value (NAV). These investments do not consider the observability of inputs, therefore, they are not included within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques – Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Westar Energy Common Stock Fund –– The Company’s common stock fund is invested primarily in the common stock of the Company. A small portion of the fund may also be invested in short-term reserves such as money market investments to help accommodate daily transactions. The investment objective of this fund is to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. Valuing the underlying investments of the Westar Energy Common Stock Fund, the Company’s common stock is valued at the last reported sales price of the stock on the last business day of the Plan year.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trust Fund – Valued at the net asset value of units of a bank collective trust. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

As of December 31, 2016	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total

Mutual funds:
Mutual funds	$459,409,894	$—	$—	$—	$459,409,894
Common/Collective trust	—	—	—	63,989,166	63,989,166
Westar Energy Common Stock Fund	34,338,121	—	—	—	34,338,121

Total	$493,748,015	$—	$—	$63,989,166	$557,737,181

As of December 31, 2015	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total

Mutual funds	$445,741,009	$—	$—	$—	$445,741,009
Common/Collective trust	—	—	—	63,003,176	63,003,176
Westar Energy Common Stock (a)	32,439,081	—	—	—	32,439,081

Total	$478,180,090	$—	$—	$63,003,176	$541,183,266

(a) Management has revised to correct the presentation of the 2015 amounts for the underlying direct investment for the Westar Energy Common Stock Fund as Westar Energy Common Stock ($32,439,081) as a Level 1 investment rather than the previous presentation of this fund valued at NAV.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2016 and 2015, there were no transfers between levels.

4.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on June 15, 2017, in which the Internal Revenue Service (IRS) stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

The Plan has been amended since submitting the application for the latest determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
During the previous plan year, it was discovered that the Plan experienced certain operational and administrative issues that, if left uncorrected, could impact the Plan’s tax-exempt status. The Plan administrator has determined that the correction of these issues is not material to these financial statements, nor is it material to any historical or future statements. The Plan administrator has taken the necessary corrective actions in accordance with the Voluntary Correction Program of the IRS and believes the Plan has maintained its tax exempt status. The Plan administrator submitted its request to the IRS on June 20, 2016. The IRS completed their review and issued a compliance statement on October 12, 2016. Therefore, no provision for income taxes is included in these financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is also the trustee and recordkeeper of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Also, the Company common stock fund includes transactions that qualify as party-in-interest transactions.
At December 31, 2016 and 2015, the Plan held approximately 609,372 and 764,892 shares, respectively, of common stock of the Company, the sponsoring employer. During the year ended December 31, 2016, the Plan recorded dividend income of $1,009,838 related to Company common stock.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2016 and 2015, and the increase in net assets per the financial statements to amounts reflected in the Form 5500 for the year ended December 31, 2016, is as follows:

	2016	2015
Net assets available for benefits per the financial statements	$566,903,369	$550,946,854
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	537,472	1,064,678
Less: deemed distributions	(46,817)	(41,293)

Net assets per the Form 5500	$567,394,024	$551,970,239

	2016
Increase in net assets per the financial statements	$15,956,515
Change in the adjustment from contract value to fair value from December 31, 2015 to December 31, 2016 for the fully benefit-responsive stable value fund	(527,206)

Increase in deemed distributions	(5,524)

Increase in net assets per the Form 5500	$15,423,785

SUPPLEMENTAL SCHEDULE

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN
Employer ID: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Shares/Units	Cost	Current Value

*	Vanguard Institutional Index Fund	Registered Investment Company	427,651	**	$87,168,061
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	895,287	**	32,221,393
*	Vanguard PRIMECAP Fund	Registered Investment Company	561,720	**	61,131,967
*	Vanguard Treasury Money Market Fund	Registered Investment Company	13,880,637	**	13,880,637
*	Vanguard Small-Cap Index Fund	Registered Investment Company	357,916	**	22,108,480
*	Vanguard Institutional Target Retirement 2010	Registered Investment Company	98,162	**	1,983,858
*	Vanguard Institutional Target Retirement 2015	Registered Investment Company	281,839	**	5,679,046
*	Vanguard Institutional Target Retirement 2020	Registered Investment Company	761,139	**	15,329,332
*	Vanguard Institutional Target Retirement 2025	Registered Investment Company	538,899	**	10,837,259
*	Vanguard Institutional Target Retirement 2030	Registered Investment Company	332,892	**	6,674,494
*	Vanguard Institutional Target Retirement 2035	Registered Investment Company	194,572	**	3,891,436
*	Vanguard Institutional Target Retirement 2040	Registered Investment Company	277,107	**	5,525,507
*	Vanguard Institutional Target Retirement 2045	Registered Investment Company	267,056	**	5,333,114
*	Vanguard Institutional Target Retirement 2050	Registered Investment Company	290,793	**	5,810,035
*	Vanguard Institutional Target Retirement 2055	Registered Investment Company	116,905	**	2,339,277
*	Vanguard Institutional Target Retirement 2060	Registered Investment Company	30,202	**	603,744
*	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	119,161	**	2,410,627
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,613,987	**	49,138,964
*	Total International Stock Index Fund	Registered Investment Company	364,864	**	35,939,090
*	Vanguard Wellington Fund	Registered Investment Company	633,463	**	42,727,053
*	Vanguard Windsor Fund	Registered Investment Company	703,012	**	48,676,520
	Total Mutual Funds				459,409,894

*	Vanguard Retirement Savings Trust III	Common/Collective Trust	63,989,166	**	64,526,638
*	Westar Energy Common Stock Fund***	Company Stock Fund	1,134,769	**	34,338,121
*	Various Participants (net of $46,817 of deemed distributions)	Participant Loans (maturing through 2046 at interest rates of 4.25% - 9.60%)		**	8,932,749

		Adjustment from fair value to contract value for stable value fund			(537,472)

	Total Assets Held for Investment Purposes				$566,669,930

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Excludes dividends receivable on 12/31/16 in the amount of $233,439.

See accompanying Independent Auditors’ Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date

/s/ Tony Somma	Chairman	June 29, 2017
Tony Somma

/s/ Jerl L. Banning	Member	June 29, 2017
Jerl L. Banning

/s/ Jeffrey L. Martin	Member	June 29, 2017
Jeffrey L. Martin

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-151104 on Form S-8 of our report dated June 29, 2017, relating to the financial statements and supplemental schedule of the Westar Energy, Inc. Employees’ 401(k) Savings Plan, which report expresses an unqualified opinion, appearing in this Annual Report on Form 11-K of the Westar Energy, Inc. Employees’ 401(k) Savings Plan for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 29, 2017